SO
3/10/03

03011685

VF 3-4-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2003 WASH, D.C. 181

SEC FILE NUMBER
8-35572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winton Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8044 Montgomery Road Ste. 480
(No. and Street)

Cincinnati (City) Ohio (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Shanahan, Jr. 513-985-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Courthouse Plaza Northeast (Address) Dayton (City) Ohio (State) 45402-1788 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Shanahan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winton Associates, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

James P. Shanahan, Jr.

Vice President and Secretary

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

DAVID ALLEN GROSHOFF
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C.

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
1700 Courthouse Plaza Northeast
Dayton, Ohio 45402-1788

Tel: (937) 223-8821
Fax: (937) 223-8583
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Winton Associates, Inc.

We have audited the following financial statements of Winton Associates, Inc.(the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Winton Associates, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Winton Associates, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	8
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	9

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2003

Deloitte
Touche
Tohmatsu

WINTON ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$327,375
Accounts receivable	26,177
TOTAL ASSETS	$353,552

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES—Accounts payable (including $2,884 due to parent)	$ 6,484
SHAREHOLDER'S EQUITY:	
Common stock, no par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	23,500
Retained earnings	322,068
Total shareholder's equity	347,068
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$353,552

See notes to financial statements.

WINTON ASSOCIATES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Investment banking fees	$ 178,600
Interest income and other	3,694
Total revenues	182,294
EXPENSES:	
Professional fees	3,348
Publications and subscriptions	821
Miscellaneous expense	3,290
Total expenses	7,459
NET INCOME	$ 174,835

See notes to financial statements.

WINTON ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional		Total
	Shares	Stated Value	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE AT JANUARY 1, 2002	300	$ 1,500	$ 23,500	$ 372,233	$ 397,233
Net income				174,835	174,835
Distributions to parent				(225,000)	(225,000)
BALANCE AT DECEMBER 31, 2002	300	$ 1,500	$ 23,500	$ 322,068	$ 347,068

See notes to financial statements.

WINTON ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 174,835
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(14,601)
Increase in payable to parent and other	2,409
Net cash provided by operating activities	162,643
CASH FLOWS USED IN FINANCING ACTIVITY—Distributions to parent	(225,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(62,357)
CASH AND CASH EQUIVALENTS:	
Beginning of year	389,732
End of year	$ 327,375

See notes to financial statements.

WINTON ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Winton Associates, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Pacholder Associates, Inc. ("Pacholder"), an investment advisor registered under the Investment Advisers Act of 1940.

All business of the Company is performed using employees of Pacholder because the Company does not have employees. The Company is economically dependent upon Pacholder. Certain costs and expenses (approximately $2,900 in 2002) are allocated to the Company by Pacholder. The allocations presented would not be representative of the costs and expenses that may have been incurred by the Company on a stand-alone basis.

Investment banking fees relate primarily to private placement offerings.

Cash Equivalents—For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase, to be cash equivalents.

Revenue Recognition—Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $343,568, which was $338,568 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

3. INCOME TAXES

Pacholder and the Company are S Corporations under the provisions of the Internal Revenue Code. As an S Corporation, the Company's shareholder, rather than the Company, is responsible for the payment of federal income taxes. It is the Company's intention to pay sufficient distributions to its shareholder to provide for the income taxes by the due dates of the respective shareholder's income tax returns.

* * * * * *

SUPPLEMENTAL INFORMATION

WINTON ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

	Unaudited Amounts Per December 31, FOCUS Report	Per Audited Financials	Differences Increase (Decrease)
NET CAPITAL:			
Shareholder's equity	$366,444	$ 347,068	$ (19,376)
Nonallowable assets—accounts receivable	3,500	3,500	
NET CAPITAL	$362,944	$ 343,568	$ (19,376)
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000	$ 5,000	$ -
EXCESS NET CAPITAL	$357,944	$ 338,568	$ (19,376)
AGGREGATE INDEBTEDNESS	$ 25,859	$ 6,484	$ (19,375)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.07 to 1	.02 to 1	$ -

The differences relate primarily to the write-off of a receivable and a related payable.

WINTON ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer securities accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

Deloitte & Touche LLP
1700 Courthouse Plaza Northeast
Dayton, Ohio 45402-1788

Tel: (937) 223-8821
Fax: (937) 223-8583
www.deloitte.com

Deloitte & Touche

Board of Directors
Winton Associates, Inc.

In planning and performing our audit of the financial statements of Winton Associates, Inc. (the "Company"), a wholly-owned subsidiary of Pacholder Associates, Inc., for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 21, 2003